  Exhibit 99.1

Auryn Applies Machine Learning for Targeting High-Grade Gold at Committee Bay

Vancouver, British Columbia – January 30, 2019 – Auryn Resources Inc. (TSX: AUG, NYSE AMERICAN: AUG, “Auryn” or the “Company”) is pleased to announce it has implemented an artificial intelligence program to assist in the targeting of high-grade gold mineralization at Committee Bay. Auryn is teaming up with Computational Geosciences Inc. (CGI) to employ their proprietary VNet segmentation deep learning algorithm.

Michael Henrichsen, COO & Chief Geologist:

“The Committee Bay belt represents a global opportunity for substantial gold deposits. As a technical team, we remain committed to discovering large-scale gold deposits and we will continue to use innovative techniques, such as machine learning, to improve our probability of success when working on a widely till-covered belt.

“The CGI machine learning platform will leverage our highly-disciplined and thorough approach to data collection with the deep knowledge of Auryn’s technical team to produce the highest probability targets. We look forward to revealing our revised targets later this month.”

About VNet:

VNet is a type of convolutional neural network (CNN) that can handle an arbitrary number of geoscience data inputs in either 2D or 3D. It is also sensitive to sparse or dense data areas, can detect multiple feature resolutions (ie. regional trends vs. local anomalies) and is scalable across large areas.

This style of deep learning for mineral exploration is an emerging technology that requires expertise in geoscience data processing, data interpretation, and artificial intelligence. The biggest advantage of a data-driven solution is to extract subtle correlations across multiple datasets over a large spatial area, all while reducing human bias. By generating targets with deep learning, and vetting them with an experienced geoscience team, the expertise of the human is still utilized but complemented by the power of the machine.

Committee Bay Application:

The CGI machine learning platform will generate additional targets across the ‘Three Bluffs playing field’ –a 1600 square kilometer area which includes the Three Bluffs Deposit and the 20 km shear zone hosting the Aiviq and Kallulik targets where significant gold mineralization has been encountered. The platform will process the vast amount of data (collected through extensive surface geochemical sampling, geological mapping, geophysical surveys, and drilling) from work Auryn and prior explorers have completed on the project.

To produce optimal results there needs to be extensive experience in the aforementioned fields of geoscience data processing, data interpretation, and artificial intelligence, and between Auryn and CGI, there exists a world-class team of experts across these disciplines.

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2017 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.